Filed by Northrim BanCorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934.

Subject Company: Alaska Pacific Bancshares, Inc.

Commission File No.: 000-26003

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Letter from Northern Bank provided to Alaska Pacific Bank’s employees on October 22, 2014.

This communication contains “forward-looking statements” that are subject to risks and uncertainties. All statements, other than statements of historical fact, regarding the financial position, business strategy and respective management’s plans and objectives for future operations of each of Northrim BanCorp, Inc. (“Northrim”) and Alaska Pacific Bancshares, Inc. (“Alaska Pacific”) are forward-looking statements. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. When used in this communication, the words “anticipate,” “believe,” “estimate,” “expect,” and “intend” and words or phrases of similar meaning, as they relate to Northrim, Northrim’s management, Alaska Pacific, or Alaska Pacific’s management are intended to help identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that management’s respective expectations as reflected in forward-looking statements are reasonable, we cannot assure readers that those expectations will prove to be correct. Forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially and adversely from expectations as indicated in the forward-looking statements. These risks and uncertainties include: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; and the ability of Northrim and Alaska Pacific to execute their respective business plans (including the proposed merger). Further, actual results may be affected by the ability to compete on price and other factors with other financial institutions; customer acceptance of new products and services; the regulatory environment in which we operate; and general trends in the local, regional and national banking industry and economy as those factors relate to the cost of funds and return on assets. In addition, there are risks inherent in the banking industry relating to collectibility of loans and changes in interest rates. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in other filings of Northrim and Alaska Pacific made with the SEC. However, you should be aware that these factors are not an exhaustive list, and you should not assume these are the only factors that may cause our actual results to differ from our expectations. These forward-looking statements are made only as of the date of this current report, and neither Northrim nor Alaska Pacific undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this current communication.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a transaction which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the proposed merger transaction, Northrim intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Alaska Pacific, and a prospectus of Northrim, as well as other relevant documents concerning the proposed merger transaction. This communication is not a substitute for the registration statement Northrim would file with the SEC regarding the proposed merger transaction or for any other document Northrim may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Such documents would be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. The proxy statement/prospectus and other material documents related to the proposed merger transaction may also be obtained for free, as soon as reasonably practicable after filing with the SEC on Northrim’s website at www.northrim.com.

Northrim and Alaska Pacific and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Alaska Pacific in connection with the proposed merger. Information about the directors and executive officers of Northrim is set forth in the proxy statement for Northrim’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Alaska Pacific is set forth in the proxy statement for Alaska Pacific’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

October 22, 2013

To Alaska Pacific Bank Employees:

As an employee of Alaska Pacific Bank, you are a critical part of your bank’s success and one of the reasons Northrim Bank wants to combine our organizations. With the announcement of the merger agreement, I want to take this opportunity to introduce you to the Northrim family.

Northrim BanCorp, Inc. is the parent company of Northrim Bank, an Alaska-based community bank with ten branches in Anchorage, the Matanuska Valley, and Fairbanks serving Alaskans; and an asset-based lending division in Washington. We differentiate ourselves with our unique knowledge of Alaska’s economy, and our “Customer First Service” philosophy. Our affiliated companies include Elliott Cove Capital Management, LLC; Residential Mortgage, LLC; Elliott Cove Insurance Agency, LLC; Northrim Benefits Group, LLC; and Pacific Wealth Advisors, LLC.

Northrim’s beginnings followed 13 bank closures of the late 1980s which forced many customers to the “big” banks, creating a demand for smaller, local community banks with a commitment to service. In December of 1990, just as the economy was picking back up, Northrim was started by Marc Langland and the late Arne Espe.

Today Northrim is $1.2 Billion in assets with a continuing mission to become Alaska’s most trusted financial institution. We are committed to adding value for our customers, communities, shareholders and employees. Our vision is to be Alaska’s premier bank and employer of choice.

In preparation for this merger, we examined the driving forces behind Alaska Pacific Bank’s success. We are impressed with your bank and believe there are shared values between us. We share a focus on growing local business, a dedication to superior service, a strong commitment to working together, and a love for our communities.

Your regional economies are vibrant and help diversify and strengthen both organizations. Combined our customers will have a statewide reach that will strengthen us collectively as Alaska’s community bank. After the merger is complete, customers will maintain their banking relationships with you, and also have access to a larger network of branches throughout the state and a broader line of financial services, to include higher lending limits. As a community bank, we know how important relationships are, and our focus on service, like yours, is well-known.

We expect the transaction to close in the first quarter of 2014, and fully integrate Alaska Pacific Bank’s operations into Northrim by the end of third quarter 2014. While there will be some challenges consolidating our operations, I personally assure you that we are committed to making the integration of the two organizations as seamless as possible. You know your customers and community better than us and do some things better than us. Any suggestions you have regarding our integration are welcomed and appreciated. We look forward to working with you.

Sincerely,

Joe Beedle

President & CEO, Northrim Bank

P.O. Box 241489	northrim.com
Anchorage, Alaska 99524-1489	Member FDIC · Equal Housing Lender
Phone: (907) 562-0062 · (800) 478-2265